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                                                             EXHIBIT 1.A.(13)(B)


PLI 4632000

OPTION TO EXCHANGE FOR SEPARATE CONTRACTS

Right to Exchange
While both Insureds are living and neither has reached his or her 75th birthday, you may exchange this contract for two new contracts of life insurance, one on the life of each Insured, if the unlimited marital deduction allowed under Internal Revenue Code Section 2056 is no longer available to the Insureds.

Exchange Date
The exchange date will be the date you ask for in your request, provided it is within 31 days of the date we receive your request at our Home Office.

Conditions
Your right to make this exchange is subject to these conditions: You must ask for the exchange in a form that meets our needs. You must repay any contract debt under this contract. You must surrender this contract to us.
We must receive your request and this contract at our Home Office while this contract is in force. You must prove to us that each Insured is insurable for the new contract.

The new contracts will not take effect unless any premiums due for them and the charge for the exchange, if any, (which we describe under Charge or Allowance) are paid while both persons to be insured are living. This must be done within 31 days after the date of your request. If the new contracts take effect, they will take effect on the exchange date and this contract will end just before the exchange date.

Contract Date
The new contract will have the same contract date as this one.

Contract Specifications
For each Insured the new contract will be on the Life Paid Up at Age 85 plan issued by us or the Prudential Insurance Company of America. The issue ages and the premiums for the new contracts will be set in accordance with the regular rules in use on the contract date.

Each new contract must have the same basic (face) amount. It can be any amount from $10,000 up to 50% of the basic insurance amount of this contract. There will be no extra benefit. Charge or Allowance We will make a charge for the exchange if, on the exchange date, the sum of the tabular cash values for the new contracts is more than the contract fund value for this contract. The charge will be 105% of the difference between these amounts.

If, on the exchange date, the contract fund value for this contract is more than the sum of the abular cash values for the new ones, we will send you the difference.
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PLI 4632000

Contestability or Suicide for New Contracts
We will endorse each new contract to state that the period for the Incontestability provision and in the Suicide Exclusion will start on the exchange date, not on the issue date. The endorsement will also state how we will compute the amount to be paid under each new contract if we have a legal basis for contesting it or if death results from suicide in the stated period.

To compute the amount to be paid under either new contract if we have a legal basis for contesting it or if death results from suicide in the stated period, here is what we will do. We will identify the part of the tabular cash value of the new contract that came from this contract on the exchange date. We will add to that one-half the amount of the charge, if any, for the exchange and any premiums paid on the new contract. And we will subtract any dividends credited to the new contract on and after the exchange date. Then we will increase the total by any existing dividend credits and reduce it by any contract debt. The new cash value of the new contract might be more than the amount so determined. If so, we will pay that value instead. If the Insured is living, we will make this computation as of the date the new contract is ended. Otherwise we will do so as of the date of his or her death.

Other Exchanges
You may be able to exchange this contract other than in accordance with the requirements we state in this rider. But this may be done only if we consent, and will be subject to conditions and charges that are then determined.